VENECREDIT SECURITIES, INC.
Member SIPC / FINRA

March 30, 2021

BDO USA, LLP
1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Ladies and gentlemen:

We are providing this letter in connection with your audit of the financial statements of Venecredit Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2020, and the related statements of operations, changes in Stockholder's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the preparation and fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this representation letter, as entered on the first page, the following representations made to you during your audit(s):

(1)   We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated January 27, 2021, for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America.

(2)   We have fulfilled our responsibility, as set out in the terms of the aforementioned audit engagement letter, for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

We are not aware of any significant deficiencies, including material weaknesses, in the design or operation of internal controls that could adversely affect our ability to record, process, summarize, and report financial data.

(3) We have made available to you all:

(a) Financial records and related data, including the names of all related parties and all relationships and transactions with related parties, as agreed upon in the terms of the aforementioned audit engagement letter.

(b) Minutes of the meetings of stockholders, directors and committees of directors that were held from (beginning of the period under audit) to the date of this letter, or summaries of actions of recent meetings for which minutes have not yet been prepared.

(4) There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

(5) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements. The financial statement misstatements relating to accounts and disclosures identified and discussed with us in the course of the audit that are included in the attached schedule of corrected misstatements, which we have initialed and dated, have been corrected. We have evaluated the propriety of the corrected misstatements based on a review of both the applicable authoritative literature and the underlying supporting evidence from our files and confirm our responsibility for the decision to correct them.

(6) The financial statement misstatements relating to accounts and disclosures identified and discussed with us in the course of the audit that are listed immediately below have not been corrected. In our opinion, the effects of not correcting such identified financial statement misstatements are, both individually and in the aggregate, immaterial to the financial statements of the Company taken as a whole.

Uncorrected Misstatements

Item #	Account Name and Adjustment Description	Debit	Credit	Effect on Pre-tax Income	
				Current Year Impact (Rollover Approach)	Cumulative Impact (Iron Curtain Approach)
1	Accrued Expenses		19,053		
	Prof Fees	19,053		(19,053)	(19,053)

(7) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud. We have no knowledge of any:

(a) Fraud or suspected fraud involving management or involving employees who have significant roles in internal control, whether or not perceived to have a material effect on the financial statements (and financial statement schedules).

(b) Fraud or suspected fraud involving others where the fraud could have a material effect on the financial statements (and financial statement schedules).

(c) Allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulatory agencies, short sellers, law firms, predecessor accounting firms, or other professionals.

(8) We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

(9) The following, where applicable and material, have been properly recorded or disclosed in the financial statements:

(a) The identity of all related parties and all related party relationships and transactions, including sales, purchases, loans, transfers, leasing arrangements, expense sharing arrangements, and guarantees (whether written or oral), and amounts receivable from or payable to related parties.

(b) Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB ASC 275-10, *Risks and Uncertainties - Overall*. In that regard, all accounting estimates that could be material to the financial statements, including key factors and significant assumptions underlying those estimates, have been identified, and we believe the estimates are reasonable in the circumstances. The methods, significant assumptions, and the data used in making the accounting estimates and the related disclosures are appropriate to achieve recognition, measurement, and disclosure that is in accordance with accounting principles generally accepted in the United States of America.

(c) The effects of all known actual or possible litigation, claims, and other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450, *Contingencies*, including:

- Pending or anticipated tax assessments or refunds, price or profit renegotiation, other potential or pending claims, lawsuits by or against any branch of government or others;

- Written or oral guarantees, endorsements, or unused letters of credit;

- Unusual product or service warranties or guarantees; or

- Labor claims or negotiations.

FASB ASC 450-20, *Loss Contingencies*, requires loss contingencies to be accrued if it is probable an asset has been impaired or a liability incurred at the statement of financial condition date and the amount of loss can be reasonably estimated. Such contingencies must be disclosed, but may not be accrued, if the loss is reasonably possible (but not probable) or the loss is probable but the amount of loss cannot be reasonably estimated.

(d)   Commitments, such as:

- Major fixed asset purchase agreements;

- More-than-one-year employment arrangements or contracts with suppliers or customers, or one-year-or-longer term leases;

- Deferred compensation, bonuses, pensions and profit-sharing plans, or severance pay; or

- Pending sale or merger of all or a portion of the business or of an interest therein or acquisition of all or a portion of the business, assets or securities of another entity.

(e)   Joint ventures or other participations, the detailed transactions of which are not carried on our books.

(f)   Foreign currency transaction gains or losses, as well as translation of foreign currency financial statements.

(10)   There are no violations or possible violations of laws (including the Sarbanes-Oxley Act of 2002) or regulations (including the failure to file reports required by regulatory bodies (e.g., Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), Securities Investors Protection Corporation ("SIPC"), Commodities Futures Trading Commission ("CFTC"), United States Environmental Protection Agency ("EPA"), Office of the Comptroller of the Currency ("OCC"), Federal Deposit Insurance Corporation ("FDIC"), United States Department of Labor ("DOL"), Medicare, United States Customs Service, Internal Revenue Service ("IRS"), Department of Commerce, state and municipal authorities, and compliance with the Health Insurance Portability and Accountability Act of 1996) when the effects of failing to file could be material to the financial statements), that have occurred, whether or not perceived to have a material effect on the financial statements.

Management is also not aware of any situations that could potentially result in a violation of the SEC's or the Public Company Accounting Oversight Board's ("PCAOB") independence rules.

(11)   There are no:

(a) Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450;

(b) Side agreements or other arrangements (either written or oral) that have not been disclosed to you.

(12) Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance-sheet date and have been appropriately reduced to their estimated net realizable value.

(13) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

(14) We have complied with all aspects of contractual agreements, that would have a material effect on the financial statements in the event of noncompliance.

(15) No discussions have taken place with your firm's personnel regarding employment with the Company.

(16) In connection with any electronic presentation of the financial statements and your audit report thereon on our web site, we acknowledge that:

- We are responsible for the preparation, presentation, and content of the financial statements in the electronic format.

- If your audit report is presented on our web site, the full financial statements upon which you reported and to which you appended your signed report will be presented.

- We will clearly indicate in the electronic presentation on our web site the financial information that is subject to your audit report. We will clearly differentiate any information that may also be presented by us on or in connection with our web site that was contained in the published version of the financial statements and supplemental information, but which is not part of the audited financial statements or other financial information covered by your audit report.

- We have assessed the security over financial statement information and the audit report presented on our web site, and are satisfied that procedures in place are adequate to ensure the integrity of the information provided. We understand the risk of potential misrepresentation inherent in publishing financial information on our web site through internal failure or external manipulation.

(17) As of the date of this representation letter, there are no outstanding past-due accounting support fees payable to the Public Company Accounting Oversight Board.

(18) Net capital computations, prepared by the Company during the period from January 1, 2020, through the date of this representation letter, indicated that the Company was in compliance with the requirements of SEA Rule 15c3-1 (the "Net Capital Rule") (and applicable exchange requirements) at all times during the period. Customer reserve computations pursuant to the Customer Protection Rule during the period did not reveal any deposit requirements that were not made on a timely basis.

(19) The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information.

All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

(20) There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

It is understood that the term securities and investments not readily marketable includes but is not limited to the following:

(a) Securities for which there is no market on a securities exchange or independent publicly quoted market.

(b) Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

(c) Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

(21) As it relates to supplemental information included in the financial statements:

(a) The Company acknowledges and understands its responsibility for the fair presentation of the supplemental information in conformity with SEA Rule 17a-5.

(b) The supplemental information, including its form and content, is fairly presented, in all material respects, in conformity with SEA Rule 17a-5.

(c) The methods of measurement or presentation have not changed from those used in the prior period.

(d) There were no significant assumptions or interpretations underlying the measurement of the supplemental information

(22) In addition, the Company at December 31, 2020, had

(a) Recorded all securities exchange memberships on the books.

(b) No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

(c) No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts,

underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

(d) No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

(23) There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

(24) We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company's securities and for the practices and procedures relevant to the objectives stated in Exchange Act Rule 17a-5(g), including the following:

(a) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEA Rule 17a-3(a)(11), the reserve required by SEA Rule 15c3-3(e), and the reserve required for the Company's proprietary accounts of introducing broker-dealers (PAB calculation).

(b) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEA Rule 17a-13.

(c) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(d) Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by SEA Rule 15c3-3.

(25) We believe that our practices and procedures as described above were adequate at December 31, 2020 to meet the SEC's objectives.

(26) There are no significant deficiencies or material weaknesses at December 31, 2020, or during the period January 1, 2020, to the date of the auditor's report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

(a) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(b) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule and the customer reserve computations required by SEA Rule 15c3-3(e) (The Customer Protection Rule).

(c) complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    (d)   obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by the Customer Protection Rule.

(27)   Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified receivables from clearing broker (included, but not limited to, receivables related to securities transactions) as impacted by the new guidance. ASC 326 specifies that the Company adopt new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing broker utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables from clearing broker is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

(28)   The methods and assumptions used to determine fair values of financial instruments are as disclosed in the financial statements. The methods and significant assumptions used to determine fair values are in accordance with FASB ASC 820, *Fair Value Measurement*, and take into account all the considerations therein.

(29)   There have been no known or suspected breaches of sensitive information (e.g., credit card data, personnel files) caused by cyber-attack or other means, or other cybersecurity incidents, where the breach or other incident could have a material effect on the financial statements.

(30)   We have considered the accounting and reporting requirements of FASB ASC 740-10, *Income Taxes - Overall*. We have recorded any liability (or reduction in amounts refundable) required for unrecognized tax benefits related to our tax positions, as defined and described in FASB ASC 740-10-20. Further, we have given consideration to potential interest and penalties related to the unrecognized tax benefits and have made any necessary accrual for such items in accordance with the guidance in FASB ASC 740-10.

(31)   No valuation allowance has been recorded against deferred tax assets the realization of which is deemed to be more likely than not based on the available evidence as prescribed in FASB ASC 740, *Income Taxes*.

(32)   The version of the 2020 financial statements and the Exemption Report (the "documents") that we will file with the SEC, FINRA, and SIPC will be identical, in all material respects, to the final draft of the documents that we will provide to you for review before you deliver your signed report on the documents to us and before we file the documents with the SEC, FINRA and SIPC, as appropriate.

(33) The accounting policies reflected in the opening balances have been consistently applied in the current period's financial statements.

(34) We have provided you with all relevant information regarding your tenure as the Company's auditor, and we agree that the year you began serving consecutively is 2021.

(35) We have complied with the Securities Investment Protection Corporation general assessment as required under Form SIPC – 7 for the year ended December 31, 2020 and ascertain the amount due under this assessment. In addition, the Company has paid the SIPC – 7 assessment for the fiscal year ended December 31, 2020, pursuant to SEA Rule 17a-5.

(36) The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $1,833,361 which was $1,733,361 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .2345 to 1 at December 31, 2020.

(37) We have prepared the financial statements including the notes to the financial statements and supplemental schedules.

(38) Loans to executive officers have been properly accounted for and disclosed.

(39) The Company's Federal income tax returns since 2017 are subject to examination by the IRS, generally for three years after they were filed. The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Accordingly, the provision for unpaid federal income taxes (liability for unrecognized tax benefits) in the balance sheet reflects all tax positions that the Company believes do not have greater than a 50% chance of realization after examination.

(40) We acknowledge our responsibility for the fair presentation of the Supplemental Information, and the form and content of such supplemental information, in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 ("Rule 17a-5"). We believe that such supplemental information, including its form and content, is fairly stated, in all material respects. In addition, the supplemental information complies, in all material respects, with Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in prior period. There are no significant assumptions or interpretations underlying the measurement and presentation of supplemental information.

(41) There were no outstanding Credit Default Swap Agreements as of December 31, 2020.

(42) Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). Lease assets (Right of Use Assets) and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. As the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

On May 28, 2019, the Company amended its office lease to extend its lease term for an additional 125 months commencing on January 1, 2020 and continuing through May 31, 2020.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original terms of 12 months or less (short-term lease) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Right-of -use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:

Balance Sheet Classification
Right-of-use assets $1,300,966
Lease liabilities $1,436,608

(43) As represented to you, there are no executive officer or employment contracts with our employees or officers.

(44) To the best of our knowledge and belief, no events have occurred subsequent to the statement of financial condition date and through the date of this representation letter, as entered on the first page, that would require adjustment to or disclosure in the aforementioned financial statements.

(45) In response to the COVID-19 pandemic, the Payment Protection Program ("PPP") was established under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). Companies that met the eligibility requirements set forth by the PPP may qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses over a covered period, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness in whole or in part.

(46) During the 2020 calendar year, The World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". COVID-19 has disrupted economic markets. The economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On March 27, 2020, the Coronavirus Aid, Relief,and Economic Security Act (the "CARES Act") was signed into law in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not taken advantage of any such measures.

(47) To the extent our normal procedures and controls related to our financial close or other reporting processes at any of our locations were adversely impacted by the COVID-19 outbreak, we took appropriate actions and safeguards to reasonably ensure the fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America.

(48) Other than as disclosed in note 1 to the financial statements, no other impacts from the COVID-19 outbreak are necessary to be reflected in the financial statements.

(49) Disclosures included in the financial statements regarding the relevant significant business, financial, and reporting impacts of the COVID-19 outbreak accurately reflect management's full consideration of such impacts.

(50) The methods and significant assumptions used to determine fair values of financial (and non-financial) instruments are as disclosed in the financial statements. The methods and significant assumptions used to determine fair values are in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, and take into account all the considerations therein.

(51) As of December 31, 2020, the Company had invested a total of $655,242 in BBH Capital Partners V, L.P. and the estimated fair value of the investment is $942,403. The Company still has a commitment to invest an additional $244,384 on this Limited Partnership that will be made at the discretion of the Managers of the fund. For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

The fair value of investments in limited partnerships is derived using pricing models. Pricing models take into account the terms as well as multiple inputs, including, when applicable, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, and currency rates.   Investments in limited partnerships are generally categorized in level 2 of the fair value hierarchy; in instances when prices, or any of the other key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

(52) The following information about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the (consolidated) financial statements:

(a) The extent, nature, and terms of financial instruments with off-balance sheet risk,

(b) The amount of credit risk of financial instruments with off-balance sheet risk and information about the collateral supporting such financial instruments, and

(c) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

(53) The Company is a member of a group of companies affiliated through common ownership and management. During 2020, the Company earned approximate $11,863 from

commissions derived from trades involving these companies under the same control. At December 31, 2020, there are no amounts due from and approximately $108,333 is due to Parent company. During 2020, the Company recorded an expense of $466,663 related to commission referrals to the parent company.

Very truly yours,



_____

Alvaro Frias, Managing Director



_____

George F. Valle, CCO/FINOP